Direct Line: (212) 859-8890
Fax: (212) 859-4000
mark.hayek@friedfrank.com

December 11, 2015

VIA EDGAR

Erin E. Martin

Special Counsel

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             KKR & Co. L.P.
Registration Statement on Form S-3
Filed November 13, 2015

File No. 333-208019

Dear Ms. Martin:

This letter sets forth the response of KKR & Co. L.P. (the “Company”, “we” or “us”) to the comment letter, dated December 2, 2015 of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Registration Statement on Form S-3 of the Company filed on November 13, 2015 (the “Registration Statement”).  This letter is being filed today with Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Cover Page

1.              We note your disclosure on page 42 that the common units to be registered under the registration statement are subject to a three-year restriction on transfer. Please include this information as part of your cover page disclosure or provide us with an analysis as to why you believe this information is not material.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No. 1.

Material U.S. Federal Tax Considerations, page 25

2.              To the extent that counsel elects to provide a short form opinion, the opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel, and the disclosure must clearly identify and articulate the opinion being rendered. Please revise your prospectus accordingly. Refer to Section III.B.2 of Staff Legal Bulletin No. 19, which is available on our website.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 25 of Amendment No. 1.

If you have any questions, please feel free to contact the undersigned at (212) 859-8890.

Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Mark Hayek

Mark Hayek

cc:                                Joshua Samples (Securities and Exchange Commission)

David J. Sorkin (KKR & Co. L.P.)

Christopher Lee (KKR & Co. L.P.)